

Mail Stop 3720

November 13, 2009

Aviram Malik
Chief Executive Officer
Adama Technologies Corporation
76/7 Zalman Shazar Street,
Hod Hasharon, Israel 45350

> **Re: Adama Technologies Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed November 9, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 4, 2009**
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed November 6, 2009**
> **File No. 333-148910**

Dear Mr. Malik:

      We have completed our review of these filings and have no further comments at this time.

      Sincerely,

      /s
      Larry Spirgel
      Assistant Director

  Cc: David Lubin, Esq.
       Via facsimile